Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-197886
October 30, 2014

PRICING TERM SHEET

STAR BULK CARRIERS CORP.

$50,000,000

8.00% SENIOR NOTES DUE 2019

The information in this pricing term sheet relates to the offering of the 8.00% Senior Notes due 2019 of Star Bulk Carriers Corp. (the “ Offering ”) and should be read together with the preliminary prospectus dated October 30, 2014 relating to the Offering (the “ Preliminary Prospectus ”), including the documents incorporated by reference therein, relating to Registration Statement No. 333-197886. Terms used but not defined herein have the meanings given in the Preliminary Prospectus.

Issuer	Star Bulk Carriers Corp.

Securities Offered	8.00% Senior Notes due 2019 (the “Notes”)

Firm Principal Amount	$50,000,000 principal amount of Notes

Underwriters’ Option	$7,500,000 principal amount of Notes

Maturity	November 15, 2019

Optional Redemption
On or after November 15, 2016, the Notes are redeemable at the Issuer’s option, in whole or in part, at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the date fixed for redemption. See “Description of Notes—Optional Redemption”

Make-Whole Redemption
Prior to November 15, 2016, the Notes are redeemable at the Issuer’s option at a make-whole call equal to T+50 basis points, plus accrued and unpaid interest to, but excluding, the date fixed for redemption. See “Description of Notes—Optional Redemption”

Tax Redemption
The Issuer may redeem the Notes in whole, but not in part, at any time at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the date fixed for redemption, if certain events occur involving changes in taxation.

See “Description of Notes—Optional Redemption for Changes in Withholding Taxes.”

Issue Price	100.00%

Coupon	8.00%

Interest Payment Dates	February 15, May 15, August 15 and November 15, commencing February 15, 2015

Record Dates	February 1, May 1, August 1 and November 1 (whether or not a Business Day), immediately preceding the relevant Interest Payment Date

Trade Date	October 30, 2014

Settlement Date	November 6, 2014 (T + 5) (DTC)

Public Offering Price	$25.00 per Note

Underwriters’ Discount	$0.7875 per Note

Underwriters’ Purchase Price from Issuer	$24.2125 per Note

Net Proceeds to the Issuer (before expenses)	$48,425,000 (assuming no exercise of the underwriters’ option to purchase additional Notes)

Denominations	$25.00 and integral multiples of $25.00 in excess thereof

Offer to Purchase
If a Change of Control or a Limited Permitted Asset Sale (each as defined in the Preliminary Prospectus) occurs, the Issuer must offer to repurchase the Notes at a redemption price equal to 101% of the principal amount, plus accrued and unpaid interest to, but excluding, the date of repurchase. See “Description of Notes—Change of Control Permits Holders to Require us to Purchase Notes” and “Description of Notes—Certain Covenants—Limitation on Asset Sales.”

Ratings	The Notes will not be rated by any nationally recognized statistical rating organization.

Listing
The Issuer has applied for listing of the Notes on the NASDAQ Global Select Market. If approved for listing, trading on the NASDAQ Global Select Market is expected to commence within 30 days after the Notes are first issued.

CUSIP/ISIN	Y8162K 139/MHY8162K1394

Joint Book-Running Managers	Morgan Stanley & Co. LLC Stifel, Nicolaus & Company, Incorporated Jefferies LLC Deutsche Bank Securities Inc.

Certain Covenants	The indenture governing the Notes will include the covenants described under “Description of Notes—Certain Covenants” in the Preliminary Prospectus.

Star Bulk Carriers Corp. (“Star Bulk”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in such registration statement and other documents Star Bulk has filed with the SEC for more complete information about Star Bulk and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Star Bulk, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC at 1-866-718-1649; Stifel, Nicolaus & Company, Incorporated at 1-855-300-7136; Jefferies LLC at 1-877-547-6340 or Deutsche Bank Securities Inc. at 1-800-503-4611.